VIRTUS CAPITAL MARKETS LLC

Statement of Financial Condition
December 31, 2021
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70057

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Virtus Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Signal Road
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Martines	(203)-814-1970	mmartines@virtuscapitalmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lilling & Company, LLP
(Name – if individual, state last, first, middle name)

2 Seaview Blvd - Suite 200	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

03/31/2009	3480
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Martines, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Virtus Capital Markets LLC as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Executive Officer



CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable

VIRTUS CAPITAL MARKETS LLC

Contents



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Virtus Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Virtus Capital Markets LLC as of December 31, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Virtus Capital Markets LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Virtus Capital Markets LLC’s management. Our responsibility is to express an opinion on Virtus Capital Markets LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Virtus Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lilling & Company LLP

We have served as Virtus Capital Markets LLC’s auditor since 2018.

Port Washington, New York
February 28, 2022

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

VIRTUS CAPITAL MARKETS LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	50,405
Due from broker		4,284
Clearing deposit		250,004
Securities owned, at fair value		15,762,723
Interest receivable		184,739
Prepaid expense		12,727
Other assets		4,586
Total assets		$ 16,269,468

Liabilities and Member's Equity

Securities sold, not yet purchased, at fair value	$	1,112,420
Due to broker, net		11,315,349
Accounts payable and accrued expenses		85,450
Due to Parent		18,516
Interest payable		4,057
Total liabilities		12,535,792
Member's equity	$	3,733,676
Total liabilities and member's equity		$ 16,269,468

The accompanying notes are an integral part of this financial statement.

2

VIRTUS CAPITAL MARKETS LLC
Notes to the Financial Statement
December 31, 2021

1.   **Organization**

Virtus Capital Markets LLC ("the Company") is a limited liability company established in the state of Delaware on October 30, 2017 and based in Stamford, CT. On June 22, 2018 the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a wholly owned subsidiary of Virtus Capital Markets Holdings LLC ("Parent"). The company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) and does not hold customer funds or safe-keep customer securities. The Company is primarily engaged in trading fixed income securities on a principal basis, including U.S. Treasury Bonds and municipal bonds. The Company clears its securities transactions on a fully disclosed basis with its clearing brokers, Hilltop Securities Inc. and Interactive Brokers, LLC. The Company entered its clearing agreement with Hilltop Securities, Inc. and terminated its clearing agreement with Pershing LLC effective October 29, 2021.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
Cash consists of cash in a bank, held at one financial institution which at times may exceed federally insured limits.   The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. The Company had no cash in excess of the insurable limit as of December 31, 2021. The company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions. Management believes that the credit risk of the uninsured portion is remote.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal, state and local income tax purposes. Accordingly, no provision or liability for federal, state and local income taxes is included in these financial statements. The Company's taxable income or loss is reportable on the income tax returns on the members of the Parent.

At December 31, 2021, management has determined that there are no material uncertain income tax positions.

Summary of Significant Accounting Policies (continued)

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's principal sources of revenue are derived from: 1) trading gain/loss on the securities owned, 2) interest income generated from the securities. ASC Topic 606 does not apply to revenue associated with the financial instruments and interest income and expenses and therefore its impact on the Company's current methodology for revenue recognition with regards to investment gain/loss and interest income remain unchanged.

Securities transaction

Proprietary securities transactions are recorded on trade date and are carried at fair value. Profits and losses arising from all securities transactions are recorded on a trade date basis and included in proprietary trading, net on the statement of operations. Interest income and expense are recognized on the accrual basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update ("ASU") 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"). ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intraperiod tax allocation, and simplifies other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The new guidance clarifies, among other things, that single-member limited liability companies and similar disregarded entities that are not subject to income tax are not required to recognize an allocation of consolidated income tax expense in their separate financial statements. ASU 2019-12 is effective for public entities for annual periods beginning after December 15, 2020, with early adoption permitted. The Company has adopted this guidance effective January 1, 2021. The adoption of this guidance did not have a material effect to the Company's financial statements

3.   **Paycheck Protection Program Loan**

On April 17, 2020, the Company entered into a loan agreement with, and executed a promissory note in favor of FirstBank pursuant to which the Company borrowed $20,800 (the "PPP Loan") from FirstBank pursuant to the Paycheck Protection Program ("PPP") administered by the United States Small Business Administration (the "SBA") and authorized by the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). In August 2021 the loan was 100% forgiven by the SBA.

4. **Fair Value Measurements**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted Prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Municipal bonds – Valued using pricing models maximizing the use of observable inputs for similar securities, such as recently executed transactions, or broker or dealer quotations. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. Municipal bonds are categorized in Level 2 in the fair market hierarchy.

U.S. treasury notes – Value using pricing models maximizing the use of observable inputs for similar securities. U.S. Treasury notes are categorized in Level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets:				
Municipal bonds	$ -	$ 15,762,723	$ -	$ 15,762,723
Securities owned, at fair value	$ -	$ 15,762,723	$ -	$ 15,762,723
Liabilities:				
U.S. treasury notes	$ 1,112,420	$ -	$ -	$ 1,112,420
Securities sold, not yet purchased, at fair value	$ 1,112,420	$ -	$ -	$ 1,112,420

Fair Value Measurements (continued)

The Company assesses the levels of investments at each measurement date and transfers between fair value hierarchy levels and is recognized by the Company at the end of each reporting period. The Company's policy is to recognize transfers between Level 1 and Level 2 and into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer. There were no transfers between Levels 1, 2 or 3 during the year.

5. **Due from (to) Brokers, Net**

Due to broker, net at December 31, 2021 consist of the following amounts receivable from and payable to Hilltop Securities Inc.:

	Receivable	Payable	Net
Cash/Margin	$ 4,315,100	$ 15,630,449	$ (11,315,349)

At December 31, 2021, the Company had a deposit of $4,284 at Interactive Brokers LLC, which is presented as Due from Broker on the statement of financial condition.

6. **Clearing Deposit**

As of December 31, 2021, the Company had a clearing deposit of $250,004 which is maintained by Hilltop Securities Inc.

7. **Indemnification**

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as its clearing brokers (Hilltop Securities Inc. and Interactive Brokers LLC) against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

8. **Member's Equity**

During the year ended December 31, 2021, the Company made cash distributions to the parent in the amount of $2,614,858.

9. **Related Party**

On June 22, 2018, the Company and the Parent entered into an Administrative Services Agreement (the "ASA"). In accordance with the ASA, shared expenses for personnel, office space, travel and entertainment, information technology, and other administrative expenses are allocated between the Company and the Parent. The allocation factors of the ASA are reviewed by management on an annual basis and updated as deemed necessary. The company repays the allocated amounts to the Parent no later than 27 business days after the end of the calendar quarter in which they were incurred.

During the year ended December 31, 2021, the Company incurred expenses totaling approximately $973,000 paid by the Parent which are included in the aforementioned accounts in the Statement of Operations. As of December 31, 2021, there is a balance in Due to Parent of approximately $19,000 as disclosed in the Statement of Financial Condition.

10. **Off Balance Sheet Risk and Concentrations of Credit Risk**

Securities transactions are cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing broker. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with various financial counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of failing to settle or settlement risk depends on the creditworthiness of the counterparty. The level of risk is limited to the fluctuation in market price of the failed security. It is the Company's policy to review, when determined to be necessary, the creditworthiness of its counterparties.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports based on pre-established risk metrics are produced and reviewed by management to mitigate market risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2021, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2021.

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealers. Amounts due to the clearing brokers, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing brokers. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealers. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealers (Hilltop Securities Inc. and Interactive Brokers LLC).

11. **Net Capital**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") and elects to calculate the minimum net capital under the alternate standard as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items (the latter of which is not applicable to the Company) and exempts the Company from the aggregate indebtedness standard of Rule 15c3-1, paragraph (a)(1)(i).   At December 31, 2021, the Company had net capital of approximately $2,721,000, which exceeded the required net capital minimum of $250,000 by approximately $2,471,000.

12. **COVID-19**

COVID-19 continues to disrupt economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

13. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 through February 28, 2022, the date of the filing of this report.